Exhibit 99(g)

CONSOLIDATED FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm

SOUTHERN NATURAL GAS COMPANY, L.L.C.

As of December 31, 2016 and
For the Four Months Ended December 31, 2016

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

To the Members and Management of Southern Natural Gas Company, L.L.C.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, members’ equity and cash flows present fairly, in all material respects, the financial position of Southern Natural Gas Company, L.L.C. and its subsidiary (the “Company”) as of December 31, 2016 and the results of its operations and its cash flows for the period from September 1, 2016 through December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 6 to the consolidated financial statements, the Company had extensive operations and relationships with affiliated entities. Our opinion is not modified with respect to this matter.

/s/  PricewaterhouseCoopers LLP

Houston, Texas
February 21, 2017

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
(In Millions)

Four Months Ended
December 31, 2016
Revenues	$230

Operating Costs and Expenses
Operations and maintenance	39
Depreciation and amortization	27
General and administrative	13
Taxes, other than income taxes	13
Total Operating Costs and Expenses	92

Operating Income	138

Other Income (Expense)
Earnings from equity investment	2
Interest, net	(26)
Other, net	1
Total Other Income (Expense)	(23)

Net Income	$115

The accompanying notes are an integral part of this consolidated financial statement.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(In Millions)

December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$4
Accounts receivable, net	65
Inventories	19
Regulatory assets	4
Other current assets	3
Total current assets	95

Property, plant and equipment, net	2,451
Investment	61
Regulatory assets	36
Deferred charges and other assets	32
Total Assets	$2,675

LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Current portion of debt	$500
Accounts payable	34
Accrued interest	19
Accrued taxes, other than income taxes	22
Other current liabilities	13
Total current liabilities	588

Long-term liabilities and deferred credits
Long-term debt, net of debt issuance costs	706
Other long-term liabilities and deferred credits	22
Total long-term liabilities and deferred credits	728
Total Liabilities	1,316

Commitments and contingencies (Note 9)
Members' Equity	1,359
Total Liabilities and Members' Equity	$2,675

The accompanying notes are an integral part of this consolidated financial statement.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
(In Millions)

Four Months Ended
December 31, 2016
Cash Flows From Operating Activities
Net income	$115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27
Earnings from equity investment	(2)
Other non-cash items	1
Distributions from equity investment earnings	3
Changes in components of working capital:
Accounts receivable	(7)
Regulatory assets	5
Accounts payable	10
Accrued taxes, other than income taxes	(4)
Accrued interest	(7)
Other current assets and liabilities	1
Other long-term assets and liabilities	(1)
Net Cash Provided by Operating Activities	141

Cash Flows From Investing Activities
Capital expenditures	(33)
Net Cash Used in Investing Activities	(33)

Cash Flows From Financing Activities
Issuance of debt	56
Payment of debt	(56)
Contributions from Members	15
Distributions to Members	(119)
Net Cash Used in Financing Activities	(104)

Net Increase in Cash and Cash Equivalents	4
Cash and Cash Equivalents, beginning of period	—
Cash and Cash Equivalents, end of period	$4

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$24

The accompanying notes are an integral part of this consolidated financial statement.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
(In Millions)

Four Months Ended
December 31, 2016
Beginning Balance	$1,348
Net income	115
Contributions	15
Distributions	(119)
Ending Balance	$1,359

The accompanying notes are an integral part of this consolidated financial statement.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

We are a Delaware limited liability company, originally formed in 1935 as a corporation. When we refer to “us,” “we,” “our,” “ours,” “the Company,” or “SNG,” we are describing Southern Natural Gas Company, L.L.C and its consolidated subsidiary.

Kinder Morgan, Inc. (KMI) Sale of Equity Interest to The Southern Company (TSC)

Prior to September 2016, we were an indirect wholly owned subsidiary of KMI. On September 1, 2016, KMI completed the sale of a 50% interest in SNG to TSC. We continue to be operated by KMI.

The resulting member interests in SNG are as follows:

•50.0% - Kinder Morgan SNG Operator, LLC, an indirect subsidiary of KMI; and
•50.0% - Evergreen Enterprise Holdings, LLC, a subsidiary of Southern Company Gas, a subsidiary of TSC.

Our operations are regulated by the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005. The FERC approves tariffs that establish rates, cost recovery mechanisms and other terms and conditions of service to our customers.

Our primary business consists of the interstate transportation and storage of natural gas. Our natural gas pipeline system consists of approximately 6,900 miles of pipeline with a design capacity of approximately 4.1 billion cubic feet (Bcf) per day for natural gas. This pipeline system extends from supply basins in Louisiana, Mississippi and Alabama to market areas in Louisiana, Mississippi, Alabama, Florida, Georgia, South Carolina and Tennessee, including the metropolitan areas of Atlanta and Birmingham. We also own and operate 100% of the Muldon storage facility in Monroe County, Mississippi and own a 50% interest in Bear Creek Storage Company, L.L.C. (Bear Creek) in Bienville Parish, Louisiana. Bear Creek is a joint venture equally owned by us and Tennessee Gas Pipeline Company, L.L.C., an affiliate. Our interest in Bear Creek, the Muldon storage facilities and contracted storage have a combined working natural gas storage capacity of approximately 68 Bcf and peak withdrawal capacity of approximately 1.3 Bcf per day.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared our accompanying consolidated financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification, the single source of United States Generally Accepted Accounting Principles (GAAP) and referred to in this report as the Codification.

Management has evaluated subsequent events through February 21, 2017, the date the financial statements were available to be issued.

Principles of Consolidation

We consolidate entities when we have the ability to control or direct the operating and financial decisions of the entity or when we have a significant interest in the entity that gives us the ability to direct the activities that are significant to that entity. The determination of our ability to control, direct or exert significant influence over an entity involves the use of judgment. All significant intercompany items have been eliminated in consolidation.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including as it relates to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In addition, we believe that certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in the preparation of our consolidated financial statements.

Cash Equivalents

We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less.

Accounts Receivable, net

We establish provisions for losses on accounts receivable due from shippers and operators if we determine that we will not collect all or part of the outstanding balance. We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method. The allowance for doubtful accounts as of December 31, 2016 was not significant.

Inventories

Our inventories, which consist of materials and supplies, are valued at weighted-average cost, and we periodically review for physical deterioration and obsolescence.

Natural Gas Imbalances

Natural gas imbalances occur when the amount of natural gas delivered from or received by a pipeline system or storage facility differs from the scheduled amount of gas to be delivered or received. We value these imbalances due to or from shippers and operators at current index prices. Imbalances are settled in cash or made up in-kind, subject to the terms of our FERC tariff. Imbalances due from others are reported on our accompanying Consolidated Balance Sheet in “Other current assets.” Imbalances owed to others are reported on our accompanying Consolidated Balance Sheet in “Other current liabilities.” We classify all imbalances due from or owed to others as current as we expect to settle them within a year.

Property, Plant and Equipment, net

Our property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that first placed the asset in utility service. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Our indirect construction costs primarily include an interest and equity return component (as more fully described below) and labor and related costs associated with supporting construction activities. The indirect capitalized labor and related costs are based upon estimates of time spent supporting construction projects.

We use the composite method to depreciate property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. The FERC-accepted depreciation rate is applied to the total cost of the group until the net book value equals the salvage value. For certain general plant, the asset is depreciated to zero. As part of periodic filings with the FERC, we also re-evaluate and receive approval for our depreciation rates. When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original cost of the assets in addition to the cost to remove, sell or dispose of the assets, less salvage value. We do not recognize gains or losses unless we sell land or sell or retire an entire operating unit (as approved by the FERC). In those instances where we receive recovery in rates related to losses on dispositions of operating units, we record a regulatory asset for the estimated recoverable amount.

Included in our property balances are base gas and working gas at our storage facilities. We periodically evaluate natural gas volumes at our storage facilities for gas losses. When events or circumstances indicate a loss has occurred, we recognize a loss on our accompanying Consolidated Statements of Income or defer the loss as a regulatory asset on our accompanying Consolidated Balance Sheet if deemed probable of recovery through future rates charged to customers.

We capitalize a carrying cost (an allowance for funds used during construction or AFUDC) on debt and equity funds related to the construction of long-lived assets. This carrying cost consists of a return on the investment financed by debt and a return on the investment financed by equity. The debt portion is calculated based on our average cost of debt. Interest costs capitalized are included as a reduction in “Interest, net” on our accompanying Consolidated Statement of Income. The equity portion is calculated based on our most recent FERC approved rate of return. Equity amounts capitalized are included in “Other, net” on our accompanying Consolidated Statement of Income. The amounts of capitalized AFUDC were not significant for the four months ended December 31, 2016.

Asset Retirement Obligations (ARO)

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired.  Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets.  The liabilities are eventually extinguished when the asset is taken out of service.

We are required to operate and maintain our natural gas pipelines and storage systems, and intend to do so as long as supply and demand for natural gas exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for the substantial majority of our assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. Our recorded ARO was not significant as of December 31, 2016.

Asset and Investment Impairments

We evaluate our assets and investments for impairment when events or circumstances indicate that their carrying values may not be recovered. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset or investment and adverse changes in market conditions or in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying value based on either (i) the long-lived asset's ability to generate future cash flows on an undiscounted basis or (ii) the fair value of the investment in an unconsolidated affiliate. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value.

Our fair value estimates are generally based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There was no impairment for the four months ended December 31, 2016.

Equity Method of Accounting

We account for investments, which we do not control but do have the ability to exercise significant influence, by the equity method of accounting. Under this method, our equity investments are carried originally at our acquisition cost, increased by our proportionate share of the investee’s net income and by contributions made, and decreased by our proportionate share of the investee’s net losses and by distributions received.

Revenue Recognition

We are subject to FERC regulations, therefore fees and rates established under our tariff are a function of our cost of providing services to our customers, including a reasonable return on our invested capital. Our revenues are primarily generated from natural gas transportation and storage services and include estimates of amounts earned but unbilled. We estimate these unbilled revenues based on contract data, regulatory information, and preliminary throughput and allocation measurements, among other items. Revenues for all services are based on the thermal quantity of gas delivered or subscribed at a price specified in the contract. For our transportation services and storage services, we recognize reservation revenues on firm contracted capacity ratably over the contract period regardless of the amount of natural gas that is transported or stored. For interruptible or volumetric-based services, we record revenues when physical deliveries of natural gas are made at the agreed upon delivery point or when gas is injected or withdrawn from the storage facility. For contracts with step-up or step-down rate provisions that are not related to changes in levels of service, we recognize reservation revenues ratably over the contract life. The revenues we collect may be subject to refund in a rate proceeding. We had no reserves for potential rate refunds as of December 31, 2016.

For the four months ended December 31, 2016, revenues from our largest affiliate and non-affiliate customers were approximately $89 million and $52 million (includes contracted capacity released by customer to third parties), respectively, each of which exceeded 10% of our operating revenues for that period (see Note 6).

In September 2016, we recognized revenue of $37 million from an early termination of a customer contract.

Environmental Matters

We capitalize or expense, as appropriate, environmental expenditures. We capitalize certain environmental expenditures required in obtaining rights-of-way, regulatory approvals or permitting as part of the construction. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable. For more information on our environmental matters, see Note 9.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue an undiscounted liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of the range is accrued.

Postretirement Benefits

We maintain a postretirement benefit plan covering certain of our former employees that we have made contributions to in the past. These contributions are invested until the benefits are paid to plan participants. The net benefit cost of this plan is recorded on our accompanying Consolidated Statements of Income and is a function of many factors including expected returns on plan assets and amortization of certain deferred gains and losses. For more information on our policies with respect to our postretirement benefit plan, see Note 5.

In accounting for our postretirement benefit plan, we record an asset or liability based on the difference between the fair value of the plan's assets and the plan's benefit obligation. Any deferred amounts related to unrecognized gains and losses or changes in actuarial assumptions are recorded on our Consolidated Balance Sheet as a regulatory asset or liability until those gains or losses are recognized on our accompanying Consolidated Statement of Income.

Income Taxes

We are a limited liability company and are not subject to federal income taxes or state income taxes. Our members are responsible for income taxes on their allocated share of taxable income which may differ from income for financial statement purposes due to differences in the tax basis and financial reporting basis of assets and liabilities. However, we are subject to Texas margin tax (a revenue based calculation).

Regulatory Assets and Liabilities

Our interstate natural gas pipeline and storage operations are subject to the jurisdiction of the FERC and are accounted for in accordance with Accounting Standards Codification Topic 980, “Regulated Operations.” Under these standards, we record regulatory assets and liabilities that would not be recorded for non-regulated entities. Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges and credits that are expected to be recovered from or refunded to customers through the rate making process. Items to which we apply regulatory accounting requirements include certain postretirement employee benefit plan costs, losses on reacquired debt, taxes related to an equity return component on regulated capital projects prior to our change in legal structure to a non taxable entity, certain differences between gas retained and gas consumed in operations and other costs included in, or expected to be included in, future rates. For more information on our regulated operations, see Note 8.

3. Property, Plant and Equipment, net

Our property, plant and equipment, net consisted of the following (in millions, except for %):

	Annual Depreciation Rates %	December 31, 2016
Transmission and storage facilities	0.9-2.25	$3,570
General plant	3.33-20	25
Intangible plant	5-10	19
Other		116
Accumulated depreciation and amortization (a)		(1,344)
		2,386
Land		12
Construction work in progress		53
Property, plant and equipment, net		$2,451
_______________

(a)	The composite weighted average depreciation rate for the four months ended December 31, 2016 was approximately 2.3%.

4. Debt

We classify our debt based on the contractual maturity dates of the underlying debt instruments. We defer costs associated with debt issuance over the applicable term. These costs are then amortized as interest expense on our accompanying Consolidated Statement of Income.

The following table summarizes the net carrying value of our outstanding debt (in millions):

December 31, 2016
5.90% Notes due April 2017(a)	$500
4.40% Notes due June 2021	300
7.35% Notes due February 2031	153
8.00% Notes due March 2032	258
1,211
Less: Unamortized discount and debt issuance costs	5
Total debt	$1,206
Less: Current portion of debt(a)	500
Total long-term debt	$706
_______________

(a)
As of December 31, 2016, we included $500 million of our 5.90% Notes due April 2017 within the caption “Current portion of debt” on our accompanying Consolidated Balance Sheet. We intend to satisfy this debt through the issuance of bank or bond debt, issuance of notes to our Members, equity contributions from our Members, or a combination of these options.

Credit Facility

Effective September 1, 2016, we entered into a $75 million, unsecured, 5-year revolving credit facility (Credit Facility). The facility is with a syndicate of financial institutions with Barclays Bank PLC as the administrative agent. Borrowings under our Credit Facility can be used for working capital and other general corporate purposes.

Our Credit Facility borrowings bear interest at either (i) London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from 0.875% to 1.50% per annum based on our credit ratings or (ii) the greatest of the (a) Federal Funds Effective rate plus ½ of 1%, (b) the Prime Rate in effect for such day, and (c) the LIBOR rate for a one-month Eurodollar loan plus 1%, plus, in each case, an applicable margin ranging from nil to 1.5%. In addition, we have agreed to pay the administrative agent a commitment fee, based on our credit rating, ranging from 0.075% to 0.200%. As of December 31, 2016, we were in compliance with all required financial covenants.

Our Credit Facility includes the following restrictive covenants:

•	total debt divided by earnings before interest, income taxes, depreciation and amortization may not exceed 5.00 to 1.00;

•	certain limitations on indebtedness, including payments and amendments;

•	certain limitations on entering into mergers, consolidations, sales of assets and investments;

•	limitations on granting liens; and

•	prohibitions on making any distributions if an event of default exists or would exist upon making such a distribution.

As of December 31, 2016 we had no borrowings outstanding under our Credit Facility.

Debt Covenants

Under our various other financing documents, we are subject to certain restrictions and covenants. The most restrictive of these include limitations on the incurrence of liens and limitations on sale-leaseback transactions. For the four months ended December 31, 2016, we were in compliance with our debt-related covenants.

5. Retirement Benefits

Pension and Retirement Savings Plans

KMI maintains a pension plan and a retirement savings plan covering substantially all of its U.S. employees, including certain of our former employees. The benefits under the pension plan are determined under a cash balance formula. Under its retirement savings plan, KMI contributes an amount equal to 5% of participants’ eligible compensation per year. KMI is responsible for benefits accrued under its plans and allocates certain costs based on a benefit allocation rate applied on payroll charged to its affiliates.

Postretirement Benefits Plan

We provide postretirement benefits, including medical benefits for a closed group of retirees. Medical benefits for this closed group may be subject to deductibles, co-payment provisions, dollar caps and other limitations on the amount of employer costs, and are subject to further benefit changes by KMI, the plan sponsor. Effective January 1, 2014, the plan was amended to provide a fixed subsidy to post-age 65 Medicare eligible participants to purchase coverage through a retiree Medicare exchange. In addition, certain employees continue to receive limited postretirement life insurance benefits. Our postretirement benefit plan costs were prefunded and were recoverable under prior rate case settlements. Currently, there is no cost recovery or related funding that is required as part of our current FERC approved rates, however, we can seek to recover any funding shortfall that may be required in the future. We do not expect to make any contributions to our postretirement benefit plan in 2017 and there were no contributions made in 2016. KMI's postretirement plans have been merged. KMI is permitted to use combined plan assets under the structure of the plans of its affiliated entities to fund participant benefits, including participants of affiliated entities.

Postretirement Benefit Obligation, Plan Assets and Funded Status

Our postretirement benefit obligations and net benefit costs are primarily based on actuarial calculations. We use various assumptions in performing these calculations, including those related to the return that we expect to earn on our plan assets, the estimated cost of health care when benefits are provided under our plan and other factors. A significant assumption we utilize is the discount rates used in calculating the benefit obligations. The discount rate used in the measurement of our postretirement obligation is determined by matching the timing and amount of our expected future benefit payments to the average yields of various high-quality bonds with corresponding maturities.

We estimate the service and interest cost components of net periodic benefit cost (credit) for our other postretirement benefit plan with a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows. The estimate provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates.

The table below provides information about our postretirement benefit plan as of and for the four months ended December 31, 2016 (in millions):

2016
Change in postretirement benefit obligation:
Postretirement benefit obligation - beginning of period	$30
Interest cost(a)	—
Actuarial gain(a)	—
Benefits paid	(1)
Postretirement benefit obligation - end of period	$29
Change in plan assets:
Fair value of plan assets - beginning of period	$57
Actual return on plan assets	2
Employer contributions/transfers	—
Benefits paid	(1)
Fair value of plan assets - end of period	$58
Reconciliation of funded status:
Fair value of plan assets	$58
Less: Postretirement benefit obligation	29
Net asset at December 31(b)	$29
_______________

(a)	Amounts during the four months ended December 31, 2016 were less than $500,000.

(b)	Net asset amounts are included in “Deferred charges and other assets” on our accompanying Consolidated Balance Sheet.

Plan Assets

The primary investment objective of our plan is to ensure that, over the long-term life of the plan, an adequate pool of sufficiently liquid assets exists to meet the benefit obligations to retirees and beneficiaries. Investment objectives are long-term in nature covering typical market cycles. Any shortfall of investment performance compared to investment objectives is generally the result of economic and capital market conditions. Although actual allocations vary from time to time from our targeted allocations, the target allocations of our postretirement plan’s assets are 30% equity, 30% fixed income and 40% master limited partnerships.

Below are the details of the postretirement benefit plan assets by class and a description of the valuation methodologies used for assets measured at fair value.

▪
Level 1 assets' fair values are based on quoted market prices for the instruments in actively traded markets. Included in this are equities and master limited partnerships using the quoted prices in actively traded markets;

▪
Level 2 assets' fair values are primarily based on pricing, data representative of quoted prices for similar assets in active markets (or identical assets in less active markets). Included in this are short term investment funds which are valued at cost plus calculated interest; and

▪
Plan assets with fair values that are based on the net asset value per share, or its equivalent (NAV), as reported by the issuers are determined based on the fair value of the underlying securities as of the valuation date and include private limited partnerships and fixed income trusts. These amounts are not categorized within the fair value hierarchy described above, but are separately identified in the following tables.

Listed below are the fair values of the plan's assets that are recorded at fair value by class and categorized by fair value measurement used at December 31, 2016 (in millions):

	Level 1	Level 2	Total
Short-term investment fund (money market)	$—	$1	$1
Equity securities, domestic	3	—	3
Master limited partnerships	14	—	14
Total assets in fair value hierarchy	$17	$1	$18

Investments measured at NAV(a)			40
Investments at fair value			$58
_______________

(a)
In accordance with Subtopic 820-10 of Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820), certain Plan assets that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value of the fixed income trusts as of December 31, 2016 is $15 million. The fair value of the private limited partnerships as of December 31, 2016 is $25 million.

Expected Payment of Future Benefits

As of December 31, 2016, we expect the following benefit payments under our plan (in millions):

Year	Total
2017	$3
2018	3
2019	3
2020	3
2021	2
2022 - 2026	10

Actuarial Assumptions and Sensitivity Analysis

Postretirement benefit obligations and net benefit costs are based on actuarial estimates and assumptions. The following table details the weighted average actuarial assumptions used in determining our postretirement plan obligations and net benefit costs.

2016
(%)
Assumptions related to benefit obligations at December 31:
Discount rate	3.63
Assumptions related to benefit costs for the year ended December 31:
Discount rate for benefit obligations	3.82
Discount rate for interest on benefit obligations	2.98
Expected return on plan assets(a)	7.25
_______________

(a)
The expected return on plan assets listed in the table above is a pre-tax rate of return based on our portfolio of investments. We utilize an after-tax expected return on plan assets to determine our benefit costs, which is based on unrelated business income taxes with a weighted average rate of 21% for 2016.

Actuarial estimates for our postretirement benefits plan assumed a weighted average annual rate of increase in the per capita costs of covered health care benefits of 7.2%, gradually decreasing to 4.5% by the year 2038. A one-percentage point change in assumed health care trends would not have had a significant effect on the postretirement benefit obligation or interest costs as of and for the four months ended December 31, 2016.

Components of Net Benefit Income

The components of net benefit costs (income) are as follows (in millions):

Four Months Ended December 31, 2016
Interest cost(a)	$—
Expected return on plan assets	(1)
Amortization of prior service credit(a)	—
Net benefit income	$(1)
_______________

(a)	Amounts during the four months ended December 31, 2016 were less than $500,000.

6. Related Party Transactions

Affiliate Balances and Activities

We enter into transactions with our affiliates within the ordinary course of business and the services are based on the same terms as non-affiliates, including natural gas transportation services to and from affiliates under long-term contracts, storage contracts and various operating agreements.

We do not have employees and are operated by an indirect subsidiary of KMI; therefore, KMI employees provide services to us. Subsequent to TSC's acquisition, we entered into an Operations and Management (O&M Agreement) with Kinder Morgan SNG Operator, LLC, a subsidiary of KMI whereby we reimburse KMI monthly for direct operating expenses incurred on our behalf and pay a fixed annual fee for general and administrative costs. The fixed fee for the four months ended December 31, 2016 was $13 million. The fixed fee will be $30 million for the year 2017 and $31 million for each of the years 2018 through 2020, and is subject to review and approval for each of the next four years pursuant to the O&M Agreement. These costs are reflected, as appropriate, in the "Operations and maintenance", "General and administrative" and "Capitalized costs" lines in the table below.

The following table summarizes our other balance sheet affiliate balances (in millions):

December 31, 2016
Accounts receivable	$18
Natural gas imbalance receivable(a)	1
Accounts payable	9
_______________

(a)	Included in “Other current assets” on our accompanying Consolidated Balance Sheet.

The following table shows revenues and costs from our affiliates (in millions):

Four Months Ended December 31, 2016
Revenues	$67
Operations and maintenance	24
General and administrative	13
Capitalized costs	4

Subsequent Event

In January 2017, we made a cash distribution to our Members of $20 million and received contributions from our Members of $3 million.

7. Fair Value

The following table reflects the carrying amount and estimated fair value of our outstanding debt balance (in millions):

	As of December 31, 2016
	Carrying Amount	Estimated Fair Value
Total debt	$1,206	$1,312

We separate the fair values of our financial instruments into levels based on our assessment of the availability of observable market data and the significance of non-observable data used to determine the estimated fair value. We estimated the fair values of our outstanding debt balance primarily based on quoted market prices for the same or similar issues, a Level 2 fair value measurement. Our assessment and classification of an instrument within a level can change over time based on the maturity or liquidity of the instrument and this change would be reflected at the end of the period in which the change occurs. During the four months ended December 31, 2016, there were no changes to the inputs and valuation techniques used to measure fair value, the types of instruments, or the levels in which they were classified.

8. Accounting for Regulatory Activities

Regulatory Assets and Liabilities

Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges and credits that will be recovered from or refunded to customers through the ratemaking process. As of December 31, 2016, the regulatory assets are being recovered in our rates, without earning a return, over a period of approximately one year to 27 years. Below are the details of our regulatory assets and liabilities as of (in millions):

December 31, 2016
Current regulatory assets
Difference between gas retained and gas consumed in operations	$3
Other	1
Total current regulatory assets	4
Non-current regulatory assets
Taxes on capitalized funds used during construction	24
Unamortized loss on reacquired debt	10
Other	2
Total non-current regulatory assets	36
Total regulatory assets	$40

Current regulatory liabilities
Difference between gas retained and gas consumed in operations	$1
Other	2
Total current regulatory liabilities (a)	3
Non-current regulatory liabilities
Postretirement benefits	19
Other	2
Total non-current regulatory liabilities (b)	21
Total regulatory liabilities	$24
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(a)    Included in “Other current liabilities” on our accompanying Consolidated Balance Sheet.
(b)    Included in “Other long-term liabilities and deferred credits” on our accompanying Consolidated Balance Sheet.

Our significant regulatory assets and liabilities include:

Difference between gas retained and gas consumed in operations

Amounts reflect the value of the difference between the gas retained and consumed in our operations. Pursuant to our tariff, these amounts are expected to be recovered from our customers in subsequent periods.

Taxes on capitalized funds used during construction

Amounts represent the recovery of deferred income taxes on AFUDC Equity recognized during the time prior to 2007 when we were a taxable entity. These amounts are included in our tariff rates and are recovered over the depreciable lives of the asset in which they apply.

Unamortized loss on reacquired debt

Amounts represent the deferred and unamortized portion of loss on reacquired debt which are recovered in our rates. Amounts are amortized over the original life of the debt issue, or in the case of refinanced debt, over the life of the new debt issue.

Postretirement Benefits

Amount represents unrecognized gains and losses related to our postretirement benefit plan.

Regulatory Assets Amortization

Our amortization of the regulatory assets for the four months ended December 31, 2016 was $1 million related to deferred losses on reacquired debt included in “Interest, net” on our accompanying Consolidated Statement of Income.

Regulatory Matters

Rate Case

On January 31, 2013, the FERC approved our request to amend our January 2010 rate settlement with our customers. The amendment extended the required filing date for our rate case from February 28, 2013 to no later than May 31, 2013. On May 2, 2013, we filed a comprehensive settlement with our customers to resolve all matters relating to our rates. The FERC approved the comprehensive settlement on July 12, 2013. Under the settlement, customers were required to extend all firm service agreements through August 31, 2016. The settlement also includes a two-phase reduction in rates. The first phase, effective September 1, 2013, resulted in an approximately $11 million revenue reduction for 2013 and an additional revenue reduction of approximately $23 million for 2014. The second phase, effective November 1, 2015, resulted in an additional revenue reduction of approximately $2 million for 2015 and an additional revenue reduction of approximately $12 million in 2016 of which $2 million was incurred during the four months ended December 31, 2016. The settlement prohibited both us and our customers from requesting a change to our rates during a three-year moratorium through August 31, 2016 and requires us to file a new rate case to be effective no later than September 1, 2018.

Other

We applied with the FERC on May 30, 2014 in Docket No. CP14-493 to expand our system to provide additional firm transportation service of up to 240 thousand dekatherms per day to nine of our existing customers and one new customer (“Zone 3 Expansion Project”). The FERC cited nexus between our Zone 3 Expansion Project and a project by our affiliate Elba Express Company, L.L.C. (“EEC Expansion Project”), and determined that an order approving our project would not be issued until FERC was also able to rule on the EEC Expansion Project. On June 1, 2016, the FERC issued orders approving both the EEC Expansion Project and our Zone 3 Expansion Project. Our Zone 3 Expansion Project and the related EEC Expansion Project went in service on December 1, 2016.

9. Litigation, Environmental and Commitments

We are party to various legal, regulatory and other matters arising from the day-to-day operations of our businesses that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.

Legal Proceedings

Cliffs Natural Resources (Cliffs)

We are engaged in a lawsuit against Cliffs in the Circuit Court of Jefferson County, Alabama (Case No. 68-CV-2014-900533) to determine whether Cliffs’ longwall coal mining operations require the relocation of a large segment of our pipelines in Jefferson County, Alabama and who will be responsible for the cost of any such relocation. Prior to the initiation of the lawsuit, Cliffs notified us of its intent to conduct underground longwall coal mining operations in the vicinity of four of our pipelines in Jefferson County. Upon being informed by Cliffs that its planned coal mining operations would cause surface subsidence of three to six feet, we determined that such level of subsidence presented a safety hazard to our pipelines and that relocating the affected pipelines may be the safest and most economical option to mitigate the safety hazard. We allege in the lawsuit that easements governing our property rights to operate our pipelines do not allow Cliffs’ mining operations to proceed as planned. We also allege, among other things, that if Cliffs is allowed to proceed with its mining plan, Cliffs should be responsible for the pipeline relocation costs and any other damages, which are expected to total approximately $33 million. We have completed the relocation of the pipelines to avoid the mining threat.

General

As of December 31, 2016, we had less than $1 million accrued for our outstanding legal proceedings.

Environmental Matters

We are subject to environmental cleanup and enforcement actions from time to time. In particular, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

Southeast Louisiana Flood Protection Litigation

On July 24, 2013, the Board of Commissioners of the Southeast Louisiana Flood Protection Authority - East (SLFPA) filed a petition for damages and injunctive relief in state district court for Orleans Parish, Louisiana (Case No. 13-6911) against us, and approximately 100 other energy companies, alleging that defendants’ drilling, dredging, pipeline and industrial operations since the 1930’s have caused direct land loss and increased erosion and submergence resulting in alleged increased storm surge risk, increased flood protection costs and unspecified damages to the plaintiff. The SLFPA asserts claims for negligence, strict liability, public nuisance, private nuisance, and breach of contract. Among other relief, the petition seeks unspecified monetary damages, attorney fees, interest, and injunctive relief in the form of abatement and restoration of the alleged coastal land loss including but not limited to backfilling and re-vegetation of canals, wetlands and reef creation, land bridge construction, hydrologic restoration, shoreline protection, structural protection, and bank stabilization. On August 13, 2013, the suit was removed to the U.S. District Court for the Eastern District of Louisiana. On February 13, 2015, the Court granted defendants’ motion to dismiss the suit for failure to state a claim, and issued an order dismissing the SLFPA’s claims with prejudice. The SLFPA filed a notice of appeal on February 20, 2015. The U.S. Court of Appeals for the Fifth Circuit heard oral argument on February 29, 2016 and we await the Court's decision.

Vintage Assets, Inc. Coastal Erosion Litigation

On December 18, 2015, Vintage Assets, Inc. filed a petition in the 25th Judicial District Court for Plaquemines Parish, Louisiana alleging that its 5,000 acre property is composed of coastal wetlands, and that SNG and certain other defendants failed to maintain pipeline canals and banks, causing widening of the canals, land loss, and damage to the ecology and hydrology of the marsh, in breach of right of way agreements, prudent operating practices, and Louisiana law. The suit also claims that defendants’ alleged failure to maintain pipeline canals and banks constitutes negligence and has resulted in encroachment of the canals, constituting trespass. The suit seeks in excess of $80 million in money damages, including recovery of litigation costs, damages for trespass, and money damages associated with an alleged loss of natural resources and projected reconstruction cost of replacing or restoring wetlands. The suit was removed to the U.S. District Court for the Eastern District of Louisiana. Our assets at issue were sold to Highpoint Gas Transmission, LLC in 2011, which was subsequently purchased by American Midstream Partners, LP. In response to our demand for defense and indemnity, American Midstream Partners agreed to pay 50% of joint defense costs and expenses, with a percentage of indemnity to be determined upon final resolution of the suit. On October 20, 2016, plaintiffs filed an amended complaint naming Highpoint Gas Transmission, LLC as an additional defendant. A non-jury trial is scheduled to begin on September 11, 2017 and we intend to vigorously defend the suit.

Superfund Matters

Included in our recorded environmental liabilities are projects where we have received notice that we have been designated or could be designated as a Potentially Responsible Party (PRP) under CERCLA, commonly known as Superfund, or state equivalents for one active site. Liability under the federal CERCLA statute may be joint and several, meaning that we could be required to pay in excess of our pro rata share of remediation costs. We consider the financial strength of other PRPs in estimating our liabilities.

General

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters set forth in this note, and other matters to which we and our subsidiary are a party, will not have a material adverse effect on our business, financial position, results of operations or cash flows. As of December 31, 2016, we had less than $1 million accrued for our environmental matters.

Commitments

Capital Commitments

As of December 31, 2016, we have capital commitments of $7 million, which we expect to spend during 2017. We have other planned capital and investment projects that are discretionary in nature, with no substantial contractual capital commitments made in advance of the actual expenditures.

Storage Commitments

We have storage capacity commitments totaling $7 million as of December 31, 2016, most of which are related to storage capacity contracts with our affiliate, Bear Creek, which we expect to spend during 2017. We expect annual renewal of this contract to occur into the foreseeable future.

Operating Leases

We lease property, facilities and equipment under various operating leases. Our primary commitment under operating leases is the lease of our office space in Birmingham, Alabama. Our future minimum annual rental commitments under our operating leases as of December 31, 2016, are as follows (in millions):

Year	Total
2017	$1
2018	2
2019	2
2020	2
2021	2
Thereafter	13
Total	$22

Rent expense on our lease obligations for the four months ended December 31, 2016 was approximately $1 million, and is reflected in “Operations and maintenance” on our accompanying Consolidated Statement of Income. While we hold the contractual obligations for the operating leases, the rent expense, which is considered a shared services cost and allocated to various KMI subsidiaries, is administered and funded by KMI.

10. Recent Accounting Pronouncements

Accounting Standards Updates

Topic 606

On May 28, 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” followed by a series of related accounting standard updates (collectively referred to as “Topic 606”). Topic 606 is designed to create greater revenue recognition and disclosure comparability in financial statements. The provisions of Topic 606 include a five-step process by which an entity will determine revenue recognition, depicting the transfer of goods or services to customers in amounts reflecting the payment to which an entity expects to be entitled in exchange for those goods or services. Topic 606 requires certain disclosures about contracts with customers and provides more comprehensive guidance for transactions such as service revenue, contract modifications, and multiple-element arrangements.

We are in the process of comparing our current revenue recognition policies to the requirements of Topic 606 for each of our revenue categories. While we have not identified any material differences in the amount and timing of revenue recognition for the categories we have reviewed to date, our evaluation is not complete and we have not concluded on the overall impacts of adopting Topic 606. Topic 606 will require that our revenue recognition policy disclosure include further detail regarding our performance obligations as to the nature, amount, timing, and estimates of revenue and cash flows generated from our contracts with customers. Topic 606 will also require disclosure of significant changes in contract asset and contract liability balances period to period and the amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, as applicable. We will adopt Topic 606 effective January 1, 2018. Topic 606 provides for adoption either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. We plan to make a determination as to our method of adoption once we more fully complete our evaluation of the impacts of the standard on our revenue recognition and we are better able to evaluate the cost-benefit of each method.

ASU No. 2014-15
On August 27, 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” This ASU provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures if management concludes that substantial doubt exists or that its plans alleviate substantial doubt that was raised. We adopted ASU 2014-15 in 2016 with no impact to our financial statements.

ASU No. 2016-02

On February 25, 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This ASU requires that lessees will be required to recognize assets and liabilities on the balance sheet for the present value of the rights and obligations created by all leases with terms of more than 12 months. The ASU also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. ASU No. 2016-02 will be effective for us as of January 1, 2019. We are currently reviewing the effect of ASU No. 2016-02.

ASU No. 2016-15

On August 26, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments (Topic 230).” This ASU is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. We adopted ASU No. 2016-15 in the third quarter of 2016 with no material impact to our financial statements.